UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)

Quicksilver Resources Inc.
(Name of Issuer)
Common Stock
(Title of class of securities)
74837R-10-4
(CUSIP number)
Anne Darden Self 801 Cherry Street Suite 3700, Unit 19 Forth Worth, Texas 76102 (817) 665-5008
(Name, address and telephone number of person authorized to receive notices and communications)
February 1, 2011
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74837R10-4	13D	Page 2

1.	NAME OF REPORTING PERSON: Quicksilver Energy, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO and WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	41,677,288 (1)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	41,677,288 (1)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		41,677,288 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		24.5%
14.	TYPE OF REPORTING PERSON:		PN

(1)           Power is exercised through its sole general partner, Pennsylvania Management, LLC.

CUSIP No. 74837R10-4	13D	Page 3

1.	NAME OF REPORTING PERSON: Pennsylvania Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO and WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	41,677,288 (1)(2)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	41,677,288 (1)(2)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		41,677,288 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		24.5%
14.	TYPE OF REPORTING PERSON:		OO (limited liability company)

(1)  Power is exercised as sole general partner of Quicksilver Energy, L.P.

(2)  Power is exercised though its three members: Glenn Darden, Thomas F. Darden and Anne Darden Self.

CUSIP No. 74837R10-4	13D	Page 4

1.	NAME OF REPORTING PERSON: Glenn Darden
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	PF and Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	3,847,489 (1)(2)(3)
	8.	SHARED VOTING POWER:	41,677,288 (4)
	9.	SOLE DISPOSITIVE POWER:	3,514,089 (1)(2)
	10.	SHARED DISPOSITIVE POWER:	41,677,288 (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		45,524,777 (1)(2)(3)(4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.7%
14.	TYPE OF REPORTING PERSON:		IN

(1)	Includes 339,396 shares subject to options that were vested or will vest within 60 days following February 1, 2011.

(2)
Includes 32,887 shares represented by units Mr. Darden holds in a Unitized Stock Fund through Quicksilver Resources Inc.’s 401(k) as disclosed on Form 4 filed by Mr. Darden with the Securities and Exchange Commission on January 5, 2011.

(3)	Includes 333,400 shares of unvested restricted stock as of February 1, 2011.

(4)
Represents or includes 41,677,288 shares owned by Quicksilver Energy, L.P., such shares beneficially owned by Mr. Darden solely in his capacity as a member of Pennsylvania Management, LLC, the sole general partner of Quicksilver Energy, L.P.  Mr. Darden disclaims beneficial ownership of the 41,677,288 shares owned by Quicksilver Energy, L.P., except to the extent of his pecuniary interest in them arising from his ownership interest as a limited partner of Quicksilver Energy, L.P., as a shareholder of Mercury Production Company, another limited partner of Quicksilver Energy, L.P. and as a member of Pennsylvania Management, LLC.

CUSIP No. 74837R10-4	13D	Page 5

1.	NAME OF REPORTING PERSON: Thomas F. Darden
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	PF and Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	3,960,225 (1)(2)(3)
	8.	SHARED VOTING POWER:	41,677,288 (4)
	9.	SOLE DISPOSITIVE POWER:	3,626,825 (1)(2)
	10.	SHARED DISPOSITIVE POWER:	41,677,288 (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		45,390,595 (1)(2)(3)(4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.8%
14.	TYPE OF REPORTING PERSON:		IN

(1)	Includes 339,396 shares subject to options that were vested or that will vest within 60 days following February 1, 2011.

(2)
Includes 98,193 shares represented by units Mr. Darden holds in a Unitized Stock Fund through Quicksilver Resources Inc.’s 401(k) as disclosed on Form 4 filed by Mr. Darden with the Securities and Exchange Commission on  January 5, 2011.

(3)	Includes 333,400 shares of unvested restricted stock as of February 1,2011.

(4)
Represents or includes 41,677,288 shares owned by Quicksilver Energy, L.P., such shares beneficially owned by Mr. Darden solely in his capacity as a member of Pennsylvania Management, LLC, the sole general partner of Quicksilver Energy, L.P.  Mr. Darden disclaims beneficial ownership of the 41,677,288 shares owned by Quicksilver Energy, L.P., except to the extent of his pecuniary interest in them arising from his ownership interest as a limited partner of Quicksilver Energy, L.P., as a shareholder of Mercury Production Company, another limited partner of Quicksilver Energy, L.P. and as a member of Pennsylvania Management, LLC.

CUSIP No. 74837R10-4	13D	Page 6

1.	NAME OF REPORTING PERSON: Anne Darden Self
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	PF and Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	2,286,939 (1)(2)(3)
	8.	SHARED VOTING POWER:	41,677,288 (4)
	9.	SOLE DISPOSITIVE POWER:	2,258,292 (1)(2)
	10.	SHARED DISPOSITIVE POWER:	41,677,288 (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		43,964,227 (1)(2)(3)(4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		25.8%
14.	TYPE OF REPORTING PERSON:		IN

(1)	Includes 43,584 shares subject to options that were vested or that will vest within 60 days following February 1, 2011.

(2)
Includes 52,023 shares represented by units Ms. Self holds in a Unitized Stock Fund through Quicksilver Resources Inc.’s 401(k) as disclosed on Form 4 filed by Ms. Self with the Securities and Exchange Commission on January 5, 2011.

(3)	Includes 28,647 shares of unvested restricted stock as of February 1, 2011.

(4)
Represents or includes 41,677,288 shares owned by Quicksilver Energy, L.P., such shares beneficially owned by Ms. Self solely in her capacity as a member of Pennsylvania Management, LLC, the sole general partner of Quicksilver Energy, L.P.  Ms. Self disclaims beneficial ownership of the 41,677,288 shares owned by Quicksilver Energy, L.P., except to the extent of her pecuniary interest in them arising from her ownership interest as a limited partner of Quicksilver Energy, L.P., as a shareholder of Mercury Production Company, another limited partner of Quicksilver Energy, L.P. and as a member of Pennsylvania Management, LLC.

This Amendment No. 6 to Schedule 13D (this “Amendment No. 5”) amends and supplements: (i) a statement on Schedule 13D filed by Quicksilver Energy, L.P. on March 12, 1999, (ii) statements on Schedule 13D filed by Mercury Exploration Company, Glenn Darden, Thomas F. Darden and Anne Darden Self on March 12, 1999, as each such statement was amended on January 21, 2000, September 24, 2007 and January 9, 2009 (“Amendment No. 3”), (iii) a statement on Schedule 13D filed by Quicksilver Energy, L.P., Pennsylvania Management, LLC, Glenn Darden, Thomas F. Darden and Anne Darden Self on October 18, 2010 (“Amendment No. 4”) and (iv) a statement on Schedule 13D filed by Quicksilver Energy, L.P., Pennsylvania Management, LLC, Glenn Darden, Thomas F. Darden and Anne Darden Self  on October 25, 2010  (“Amendment No. 5”) (as so amended, the “Schedule 13D”).

All terms used in this Amendment No. 6, but not defined herein, have the meaning given to such terms in Amendment No. 3, Amendment No. 4 or Amendment No. 5, as applicable. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4.                                Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The common stock of QRI was acquired and is being held by the Reporting Persons as an investment.  On October 15, 2010, QELP, Glenn Darden, Thomas F. Darden and Anne Darden Self (collectively the “Darden Family Interests”) sent a letter to the board of directors of QRI.  In the letter, the Darden Family Interests formally notified the directors of their interest in exploring strategic alternatives for QRI, which could include, among other things, a possible take private transaction of QRI by the Darden Family Interests.  The Darden Family Interests stated, in the letter, that while they were not in a position to provide the directors with their valuation of QRI at this time, and that there could be no assurance that a take private proposal by them would be forthcoming, they were fully aware and would expect that any such proposal made by them would involve a substantial premium to the current market price.  In the letter, the Darden Family Interests also requested that the directors amend QRI’s rights plan, so that the Darden Family Interests and another major stockholder, who had indicated a similar interest to the directors, SPO Partners & Co. (“SPO”), could discuss strategic alternatives for QRI.  In addition, the Darden Family Interests asked for permission to share, subject to a customary nondisclosure agreement, certain nonpublic information of QRI with any financial advisors that they retained.

On October 24, 2010, the Darden Family Interests entered into a Confidentiality Agreement with QRI pursuant to which (i) QRI will make available to the Darden Family Interests certain nonpublic information regarding QRI and (ii) the Darden Family Interests agreed not to acquire additional shares of common stock of QRI for the six (6) month period following the date of the Confidentiality Agreement.  In addition, on October 24, 2010, the transaction committee of the board of directors of QRI advised the Darden Family Interests that it did not intend to amend QRI’s rights plan to permit discussions between SPO and the Darden Family Interests at this time.

On February 1, 2011, the Darden Family Interests sent a letter to the transaction committee of the board of directors of QRI (the “Committee”).  In the letter, the Darden Family Interests stated that, on January 7, 2011, the Darden Family Interests advised Committee chairman, Mark Warner, that based on the discussions held to date with potential financial partners, the Darden Family Interests had confidence in the executability of a transaction that valued QRI in excess of $16.00 per share.  This minimum valuation represents a premium to the price per share at the time the Darden Family Interests first publicly disclosed their interest of more than 26%.  The letter further states that, at the same time, the Darden Family Interests also advised Mr. Warner that the Darden Family Interests’ inability to engage in discussions with SPO remained a material impediment to the Darden Family Interests’ ability to complete and formalize a proposal and perhaps improve the minimum valuation for the benefit of unaffiliated stockholders and for the Committee to evaluate.  In addition, the Darden Family Interests noted that, without the benefit of discussions with SPO, any proposal the Darden Family Interests might make could reflect a lower valuation for the unaffiliated stockholders. Finally, the Darden Family Interests communicated that the Darden Family Interests might not be able to make a formal proposal at all in the absence of discussions with SPO.

The February 1 letter further noted that, within a few days, J.P. Morgan Securities LLC, financial advisor to the Darden Family Interests, was advised by Credit Suisse, financial advisor to the Committee, that the Committee

7

would not allow discussions between the Darden Family Interests and SPO.  When asked for the reasons for the Committee’s decision and when reminded that the inability to have discussions with SPO could result in either (1) a potentially lower valuation proposal for QRI, or (2) the possibility of no transaction proposal at all, Credit Suisse responded that (1) the Committee was simply responding to the value indication provided by the Darden Family Interests to Mr. Warner and that (2) the Committee was perfectly comfortable if no transaction proposal was forthcoming.

Finally, the letter urges the Committee to act in the interests of all of QRI’s stockholders and consistently with its fiduciary duties and to take decisive action by permitting the Darden Family Interests to enter into discussions with SPO.

Item 7.                                Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement (filed herewith).
Exhibit 99.1	Letter dated February 1, 2011 from Quicksilver Energy, L.P. to the Board of Directors of Quicksilver Resources Inc.

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SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2011
QUICKSILVER ENERGY, L.P.

	By:	PENNSYLVANIA MANAGEMENT, LLC, its general partner

	By:	/s/ Glenn Darden
	Name:	Glenn Darden
	Title:	Manager

PENNSYLVANIA MANAGEMENT, LLC

By:	/s/ Glenn Darden
Name:	Glenn Darden
Title:	Manager

/s/ Glenn Darden
Glenn Darden

/s/ Thomas F. Darden
Thomas F. Darden

/s/ Anne Darden Self
Anne Darden Self

9